January 26, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Office of Beverage, Apparel and Mining

Washington, D.C. 20549-3561

Re:	American Learning Corporation
Form 10-K for Fiscal Year Ended March 31, 2011
Filed June 28, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
File No. 000-14807

Dear Ms. Jenkins:

We received your comments letter dated January 13, 2012 (the “Comments Letter”). For purposes of our response, the terms “we,” “us,” “our,” “the Company” or any derivative thereof, shall mean American Learning Corporation.

The following sections and responses relate to the specific paragraphs listed in the Comments Letter:

Form 10-K for the Fiscal Year Ended March 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Liquidity and Capital Resources, page 12

1.	We note your disclosure that you have sufficient cash resources and working capital to meet your “present cash requirements.” Please confirm, if true, and revise in all future Exchange Act filings to indicate whether your cash resources will be sufficient to meet your operation need for the next 12 months.

Response:

Our current cash resources and working capital are considered sufficient to meet our operating needs for the next twelve (12) months. We will modify the language previously used in our future filings to indicate this belief.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

2.	We note that your statement of cash flows begins with “loss from continuing operations”, instead of “net loss.” This presentation does not appear to be consistent with the requirements of ASC 230-10-45-28. Please revise to reconcile net loss to net cash provided by (used in) operating activities and provide separate disclosure of the gain or loss upon disposal of the Upstate Region. The net investing activities of discontinued operations and net financing activities of discontinued operations should be presented separately within investing activities and financing activities, respectively. Revise in future filings and provide us with a draft of your revised disclosure.

Response:

The presentation on the statement of cash flows will be revised on all future filings to provide separate disclosure related to the earnings of the discontinued operations of the Upstate Region. There were no investing or financing activities for the discontinued operations that required separate presentation in the statement of cash flows.

Separate disclosure of the gain on the disposal of the Upstate Region was presented on the Consolidated Statement of Operations.

Please see Exhibit A to this letter for a draft of the revised statement of cash flows disclosure.

3.	Tell us where you disclosed non-cash investing and financing activities. We note the proceeds for the sale of the Upstate Region of ITG included a note receivable in the amount of $450,000. If it is not disclosed in accordance with ASC 230-10-50-3 through ASC 230-10-50-6, please confirm you will provide the required disclosure in future filings.

Response:

The note receivable for $450,000 included in the proceeds of the sale of the Upstate Region was disclosed in Footnote 2 – Discontinued Operations.

Notes to Consolidated Financial Statements, page F-6

(1) Summary of Significant Accounting Policies, page F-6

(e) Revenue Recognition, page F-6

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4.	You disclose that revenue for service rendered is recognized when there is evidence of billable time expended. Please explain to us what “evidence of billable time expended” means, describe the nature of the evidence supporting this action, and how your policy complies with SAB 104.

Response:

We earn revenue when our professional staff renders a service to a child. The majority of our revenue is earned on a fee-for service basis under contracts wherein the hourly rate or fee for the respective service has been determined and documented. In addition, we also earn revenue under a particular contract on a monthly tuition basis. In accordance with SAB 104, revenue is realized in each situation due to all of the following criteria being met:

a.	Persuasive evidence of an arrangement exists,
b.	The services have been rendered,
c.	The price is fixed or determinable, and
d.	Collectibility is reasonably assured.

We previously recorded deferred revenue for certain contracts in the Upstate Region. This is no longer applicable subsequent to the sale of the Upstate Region business.

5.	Please explain to us the specific terms of your contracts with customers and how you translate these terms to your revenue recognition policy, e.g., is revenue recognized upon a specific evaluation of a child or is the value of the contract recognized ratably over its life, etc. Explain your billing practices, e.g., timing and basis of billing your customers. Explain also the timing of collection, when a receivable is considered non-current and basis upon which you would estimate a receivable to be uncollectible. In future filings, please revise your revenue recognition policy to provide a nuanced explanation of your revenue-generating activities, the general terms of your contracts and policies for recognizing revenue. Provide us with a draft of your proposed disclosure.

Response:

Please see our response to Item 4 above regarding the Company’s revenue recognition policy.

Our services are billed on monthly statements which are due and payable upon receipt. As per footnote 1 to the financial statements - Significant Accounting Policies 9(d) - Allowance for Doubtful Accounts, we analyze receivables, historical bad debts and changes in circumstances when evaluating the adequacy of the allowance for doubtful accounts. In doing so, we interact with our customers on an on-going basis to specifically identify services (at times by child) to verify collectability. At any time we are not assured of payment, for any number of reasons, the services would be considered as part of our overall estimate of uncollectible receivables.

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Draft language to be used in future filings describing our revenue recognition policy is as follows:

Revenue Recognition

Revenue is recognized on a fee-for-service basis after services have been provided under contract terms, the service price is fixed or determinable, and collectibility is reasonably assured. In addition, revenue is also recognized monthly for services provided under tuition-based programs for our Special Education Itinerant Teachers (“SEIT”) contracts.

(2) Discontinued operations, Page F-8

6.	Tell us how you calculated the $360,703 gain on sale of the net assets of the Upstate Region and provide all debits and credits (with explanation) that factored into the calculation of the gain.

Response:

Please see Exhibit B to this letter for calculation of gain on sale of the net assets of the Upstate Region.

7.	We note that the $145,000 balance of goodwill was initially recorded upon the acquisition of ITG in fiscal 2009. You do not appear to have written off any portion of that goodwill balance in connection with the sale of ITG’s Upstate Region. Please explain to us the basis of your apparent conclusion that no portion of goodwill was attributable to the Upstate Region. Further justify your conclusion in relation to the percentage of total accounts receivable and the total balance of customer contracts that were attributed to the Upstate Region.

Response:

At March 31, 2011, we tested recorded goodwill of $145,000 on an overall basis for impairment. In accordance with ASC 350, the first step of the goodwill impairment test involved estimating the fair value of the reporting unit, Interactive Therapy Group Consultants, Inc. (“ITG”), and comparing the fair value to the carrying value. As a result of this test, it was shown that the implied fair value of goodwill after the sale of the Upstate Region was still greater than carrying value indicating that no evidence of potential impairment existed. Accordingly, no adjustment to recorded goodwill was necessary.

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In a separate test, we also tested recorded intangible assets of $570,000 related to customer contracts acquired in the acquisition of ITG. The results of this testing required an impairment adjustment related to the contracts in the Upstate Region.

8.	Explain to us what the $75,312 provision for loss represents and why it is presented in your statement of operations. We note you did not present discontinued operations in filings prior to the March 31, 2011 Form 10-K so there does not appear to have been a lapse of time between the date you estimated a loss upon the sale of the Upstate Region and the actual gain upon sale.

Response:

The sale of the Upstate Region was negotiated during the quarterly period ended March 31, 2011.  Contracts were signed and the transaction became effective on March 31, 2011.  In preparation of our financial statements, we accrued an estimate of the additional costs to be incurred in winding down the Upstate Region operations subsequent to year end.

Other Footnotes

9.	We note that you have no disclosures regarding contingencies. Explain to us why you believe you have no contingencies that warrant disclosure. Refer to ASC 450.

Response:

We are not aware of any facts or circumstances regarding contingencies that warrant disclosure. If a statement to this effect is considered necessary, we could use the following language:

We are not aware of any pending or threatened legal action arising from the normal course of business that could have a material adverse effect on our consolidated financial condition or results of operation.

Exhibits

10.	We note you have not filed any agreements with municipalities as exhibits. Please refer to Item 601(b)(10) of Regulation S-K and file the applicable agreements, tell us where you have already filed them or explain why you believe you are not obligated to file the contracts.

Response:

We At the time of the signing of certain agreements with our clients, it was our belief that these agreements were made in the ordinary course of business conducted by the Company and were not considered material. Accordingly, they were not filed as exhibits. We agree that subsequent to the transaction to sell the net assets of the Upstate Region, certain agreements are now considered material. These contracts will be filed as exhibits to our next filing.

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Form 10-Q for the six months ended September 30, 2011

Financial Statements, page 2

Statement of Operations, page 4

11.	Explain to us why you continue to present gains and losses from discontinued operations when you disclose in the Discontinued Operations note on page 6 that you completed the disposition of the Upstate Region on March 31, 2011.

Response:

Gains/(losses) from discontinued operations were reported subsequent to year end as a result of unforeseen earnings received and expenses incurred related to the business conducted in the Upstate Region prior to March 31, 2011.

Exchange Act Filings

12.	You disclosed in a Form 8-K filed June 27, 2011 that you signed a non-binding letter of intent to acquire an 80% interest in another company. Tell us, and revise to disclose in future filings, the current status of that acquisition.

Response:

In Form 8-K filed on June 27, 2011, the Company disclosed the signing of a non-binding letter of intent regarding a potential acquisition. Ultimately, we will not be able to complete this transaction. A statement to this effect will be included in our upcoming Form 8-K which will report the results of operations for the nine months ended December 31, 2011.

In responding to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact me if you require any further information.

Respectfully submitted,

/s/ Gary J Knauer
Gary J. Knauer
Chief Financial Officer

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EXHIBIT A

AMERICAN LEARNING CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:
Net loss	$(1,115,706)	$(823,142)
Earnings from discontinued operations	(458,168)	(191,104)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	99,357	116,595
Stock-based compensation expense	646,300	600
Changes in assets and liabilities:
Accounts receivable	(177,407)	(339,706)
Prepaid expenses and other current assets	(43,401)	(5,199)
Other assets	—	(4,593)
Accounts payable and accrued expenses	46,370	73,960
Accrued compensation and related taxes	57,047	80,246
Net cash used in operating activities
of continuing operations	(945,608)	(1,092,343)
Operating activities of discontinued operations	(88,638)	246,488
Net cash used in operating activities	(1,034,246)	(845,855)
Cash flows from investing activities:
Proceeds from sale of operating region	245,000	—
Acquisition purchase price adjustment	—	170,715
Acquisition escrow refund	—	30,583
Capital expenditures	(52,254)	(40,343)
Net cash provided by investing activities	192,746	160,955
Cash flows from financing activities:
Payment of capital leases payable	(19,744)	(18,052)
Net cash used in financing activities	(19,744)	(18,052)
Net decrease in cash and cash equivalents	(861,244)	(702,952)
Cash and cash equivalents – beginning of year	3,440,493	4,143,445
Cash and cash equivalents – end of year	$2,579,249	$3,440,493

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$2,468	$3,643

See accompanying notes to consolidated financial statements.

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EXHIBIT B

GAIN ON SALE OF UPSTATE REGION

03/31/11

Purchase price for net assets of Upstate Region:
Cash at closing	175,000.00
Amount held in escrow	25,000.00
Note receivable	450,000.00
		650,000.00

Value of customer contracts	448,000.00
Accumulated amortization @ 03/31/11	(75,911.11)
		372,088.89

Gain on sale of net assets of Upstate Region			277,911.11

Transfer/assignment of non-competition agreement:

Cash at closing		100,000.00

Intangible asset	35,000.00
Accumulated amortization @ 03/31/11	(17,791.67)
		17,208.33

Gain on transaction			82,791.67

	Total gain		360,702.78

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